MTS Delivers Mobile Money Solution

Ra’anana, Israel – February 20, 2013 – MTS – Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a global provider of MVNE, Mobile Money and TEM services, today announced the first deployments of its Mobile Money solution for a customer in Africa. MTS will provide the solution in a managed service/revenue share model with a minimum value of $460,000 over three year period.

The Mobile Money solution targets the cellular users who do not have bank accounts and extends the MTS’s MVNE offering. This solution will also be offered as standalone product to financial service providers (FSPs) and mobile network operators (MNOs).

The solution provides financial services to s end users such as cash deposit, withdrawal, balance query, money transfers, goods purchases, remittances and bill payments, using their mobile phone.

“The launch of the Mobile Money solution opens a new opportunity for MTS in the FSP market and allows our MVNOs to differentiate and grow their business by adding financial services to their offerings.” said Eytan Bar, MTS CEO.

The Mobile Money solution supports customer access through different technologies (STK, SMS, USSD, Smart Phones App and Web) and manages the customer lifecycle, agents and merchant accounts. In addition, the MFS solution supports the management of budget accounts that allow the allocation and dedication of funds to purchase certain goods.

About MTS

MTS is a worldwide provider of Telecom Expense Management (TEM), MVNE and Mobile Money services and solutions.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong and distribution channels. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL).  For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Company Contact:

Alon Mualem

CFO

Tel: +972-9-7777-540

Email: Alon.Mualem@mtsint.com